FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of November 2008

Commission File Number: 0-28724


                           ORCKIT COMMUNICATIONS LTD.
                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                          Form 20-F X                 Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                          Yes _______                  No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The financial  statements  attached to the press release attached as Exhibit
99.1 to this Report on Form 6-K are hereby incorporated by reference  into
(i) the Registrant's Registration Statements on Form F-3, Registration No. 333-12100; (ii) the Registrant's Registration Statement on Form F-3, Registration No. 333-12236; (iii) the Registrant's Registration Statement on Form S-8 No.333-05670; (iv) the Registrant's Registration Statement on Form S-8 No. 333-08824; (v) the Registrant's Registration Statement on
Form S-8 No. 333-12178; and (vi) the Registrant's Registration Statement on Form S-8 No. 333-131991.



                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

Exhibit 99.1 Press release: Orckit Communications Reports 2008 Third Quarter Results, dated November 12, 2008

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               ORCKIT COMMUNICATIONS LTD.


Date: November 12,2008                 By:/s/ Adam M. Klein
                                       -----------------------
                                       Adam M. Klein for Izhak Tamir,
                                       President, pursuant to authorization

                                  EXHIBIT INDEX


Exhibit Number             Description of Exhibit

------------------------- ------------------------------------------------------
99.1 Press release: Press release: Orckit Communications Reports 2008 Third Quarter Results, dated
                          November 12, 2008.
------------------------- ------------------------------------------------------